EXHIBIT 99.1

Equinox Gold Reports Q3 Results; Transformational Combination Begins to Deliver

Record Quarterly Revenue of $1.0 billion and Adjusted EBITDA of $533.0 million

VANCOUVER, British Columbia, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce its financial and operating results for the third quarter of 2026 (“Q3 2026”). All dollar figures are in United States dollars unless otherwise noted.

Third Quarter 2026 Summary:

  Gold production and sales: Produced 237,019 ounces and sold 248,484 ounces at an average realized gold price of $4,157 per ounce, generating record revenue of $1.0 billion. Q3 2026 production and sales include two months of attributable production from Musselwhite (Canada) and Camino Rojo (Mexico) following the closing of the business combination with Orla Mining Ltd. (“Orla”) on July 31, 2026.
  Costs: Cash costs were $1,654 and all-in sustaining costs (“AISC”) were $2,091 per ounce of gold sold1, representing a decrease of 9% and 4%, respectively, compared to Q2 2026.
  Guidance: The Company remains on track to meet the low end of the updated annual production guidance range of 870,000 to 920,000 ounces and the high end of the AISC guidance range of $1,900 to $2,000 per ounce of gold sold.
  Record quarterly adjusted EBITDA: Adjusted EBITDA for the quarter totaled $533.0 million1, an increase of 49% compared to Q2 2026, and included the contribution from the first two months of ownership of Musselwhite and Camino Rojo.
  Net income: Net income for the quarter was $62.5 million, or $0.06 per share, and adjusted net income was $199.3 million, or $0.19 per share1.
  Cash flow: Cash flow from operations before changes in non-cash working capital of $291.7 million, and mine-site free cash flow before changes in working capital of $398.3 million.
  Balance sheet strength: The Company ended the quarter with $527.9 million of unrestricted cash and cash equivalents. Net cash at quarter end, excluding the 2023 convertible notes that were redeemed subsequent to quarter end, was $164.0 million, and liquidity was $1.2 billion1,2.
  Leadership transition: On July 31, 2026, the Company announced that Darren Hall would retire as Chief Executive Officer and Director of Equinox Gold, effective October 31, 2026. Jason Simpson assumed the role of President and Chief Executive Officer on November 1, 2026.
  Continued return of capital to shareholders: Returned $35.3 million to shareholders during Q3 2026 through $9.0 million of share repurchases and $26.3 million of cash dividends. Year-to-date, as of November 6, 2026, the Company has repurchased 2,370,200 shares for approximately $27.7 million and paid $50.0 million in dividends. The dividend was increased by 50% in August 2026 to $0.09 per share annually.

Jason Simpson, President and Chief Executive Officer of Equinox Gold, commented: “This quarter’s results are only a partial reflection of the transformation of Equinox Gold into an emerging senior gold producer following the completion of our combination with Orla partway through the quarter. Valentine increased gold production by 6% this quarter, supported by a 16% increase in mill feed grade that averaged over 1.8 g/t, and achieved September mill throughput 26% above nameplate capacity. Our operating priority as a leading Canadian gold producer is to translate progress at Valentine and Greenstone combined with Musselwhite into consistent production and stronger cash generation. We are on track to exceed one million gold ounces produced on a combined twelve-month basis, securing our position among senior producers. During the quarter, we commenced construction activities at South Railroad following the receipt of the Federal Record of Decision in August. South Railroad is set to become our next new mine with first gold targeted in the first half of 2028, and production averaging 130,000 ounces per year over the first five years of an initial 10 year mine life.”

“Our strong financial position and cash flow generation provide Equinox Gold with the flexibility to advance organic growth in a disciplined manner while continuing to return capital to shareholders. We remain confident in Equinox Gold’s long-term outlook, focused on operational execution and advancing our internally funded North American growth strategy to deliver lasting long-term value per share.”

Third Quarter 2026 Operational Results

	Three Months Ended September 30, 2026				Nine Months Ended September 30, 2026
	Gold Production (oz)	Gold Sales (oz)	Cash Cost ($/oz sold)	AISC ($/oz sold)	Gold Production (oz)	Gold Sales (oz)	Cash Cost ($/oz sold)	AISC ($/oz sold)
Greenstone	60,596	60,616	$1,838	$2,424	185,589	186,475	$1,649	$2,193
Musselwhite[1]	45,616	52,676	$1,289	$1,605	45,616	52,676	$1,289	$1,605
Valentine	34,719	36,773	$1,629	$1,672	94,400	96,748	$1,943	$2,083
Nicaragua	58,489	58,422	$2,164	$2,427	199,246	198,983	$1,823	$2,022
Camino Rojo[1]	18,975	21,492	$906	$1,220	18,975	21,492	$906	$1,220
Mesquite	17,116	17,107	$1,376	$3,250	48,861	48,822	$1,521	$2,535
Total Production From Mines Included in 2026 Guidance	235,511	247,086	$1,654	$2,091	592,688	605,196	$1,685	$2,061
Others[2]	1,508	1,398	̶	̶	18,795	20,464	̶	̶
Total Consolidated	237,019	248,484	$1,654	$2,091	611,484	625,660	$1,693	$2,070

1 Includes production and sales from the closing of the transaction with Orla on July 31, 2026 to September 30, 2026. Full quarter production for Musselwhite and Camino Rojo was 63,090 ounces and 26,168 ounces, respectively.
2 “Others” represents residual leaching gold production at Castle Mountain and attributable production from the Brazil operations prior to closing of the sale on January 23, 2026.

Operational Review

Greenstone produced 60,596 ounces and operations continue to improve as the mine moves through the final stages of ramp-up, with a focus on consistent throughput and mill availability. In Q3, mining rates averaged approximately 194,000 tonnes per day (“tpd”). Scheduled replacement of the high-pressure grinding rolls in August 2026 reduced plant throughput during the quarter to an average of 23,682 tpd. Greenstone is positioned for stronger production through the remainder of 2026, with further operational improvements expected to support consistent performance over the longer term. Commissioning of the trommel (now onsite), which is expected to improve mill availability by removing timber and metal from the mill feed, is planned for early 2027.

Musselwhite produced 63,090 ounces during the quarter, exceeding expectations due to higher tonnes processed. Of this production, 45,616 ounces were attributable to Equinox Gold for the period from July 31 to September 30, 2026. Development of the 1080 exploration drift and underground drilling continue to support near-term production and longer-term reserve and resource growth.

Valentine produced 34,719 ounces, up 6% from Q2 2026, driven mainly by a 16% increase in processed grade to over 1.8 g/t, as mining initiatives including selective mining practices continued to improve. Average daily mining rates were 6% higher compared to the prior quarter and increased further to an average of 132,000 tpd in October 2026. The mill achieved throughput of 8,650 tpd in September, exceeding nameplate capacity by 26%, following a planned maintenance shutdown in August. In September, the mine produced 14,027 ounces, its highest monthly total since operations began in September 2025.

Nicaragua Operations produced 58,489 ounces with consistent average gold grade processed compared to the previous quarter. Near-term activities remain focused on developing future ore sources, with planned waste stripping continuing during the quarter.

Camino Rojo produced 26,168 ounces during the quarter of which 18,975 ounces were attributable to Equinox Gold from July 31 to September 30, 2026. Gold recovery was lower during the quarter, as anticipated, as mining progressed through transitional ore. The leach pad expansion was completed in October 2026 with stacking and leaching activities underway in the new area.

Mesquite produced 17,116 ounces. Following a geotechnical instability in the Brownie Phase 4 area in Q3 2026, the team is focused on mine sequencing to optimize short term production and continues to assess mine-life extension opportunities.

Development Projects

Valentine Phase 2 Expansion, Newfoundland and Labrador, Canada

The Valentine Phase 2 expansion is expected to increase processing throughput from approximately 2.5 million tonnes per year to 5.0 million tonnes per year. On August 5, 2026, the Board approved construction with an initial capital budget of $436 million, including $54 million of contingency. During Q3 2026, detailed engineering advanced and orders were placed for key long-lead items, including an additional ball mill, gyratory crusher and tailings thickener. The Company also submitted an application to Newfoundland and Labrador Hydro to proceed with a full impact study for the additional power requirements associated with the Phase 2 expansion. Construction is expected to be completed in late 2028.

Growth capital expenditures were $8.3 million during Q3 2026.

South Railroad Project, Nevada, U.S.

South Railroad is a planned open-pit, heap-leach operation on the Carlin Trend in Nevada, U.S. Following receipt of the federal Record of Decision on August 14, 2026, the Company commenced early works construction activities. At September 30, 2026, detailed engineering was 71% complete and approximately $180 million of the estimated $395 million initial capital had been committed. Long-lead procurement advanced for the ADR (adsorption, desorption and recovery) plant, crushing systems and site power generators. Mining equipment is expected to begin arriving at site at the end of 2026, and initial mining is planned for spring 2027 with first gold production targeted for the first half of 2028.

Growth capital expenditures from July 31 to September 30, 2026 were $20.1 million. Remaining key state permits and water rights are expected through the end of 2026 and into 2027.

Third Quarter 2026 Financial Results Summary

$ millions except per-share amounts	Three Months Ended September 30, 2026		Nine Months Ended September 30, 2026
	2026	2025	2026	2025
Revenue	1,047.0	584.3	2,678.4	1,135.8
Income from mine operations	370.2	181.9	1,110.7	300.6
Adjusted EBITDA[3]	533.0	419.9	1,418.5	760.5
Net income	62.5	75.6	603.2	24.0
Adjusted net income[3]	199.3	139.9	556.6	148.5
Earnings per share	$0.06	$0.10	$0.69	$0.04
Adjusted EPS[3]	$0.19	$0.18	$0.64	$0.26
Operating cash flow before non-cash working capital	291.7	319.9	904.7	519.1
Mine-site free cash flow before non-cash working capital[3]	398.3	304.2	1,030.8	516.4

Liquidity and Capital Allocation

At September 30, 2026, Equinox Gold had $527.9 million of unrestricted cash and cash equivalents and $512.0 million of total debt resulting in net cash, excluding the 2023 convertible notes that were redeemed subsequent to quarter end, of $164.0 million. Available liquidity of $1.2 billion includes unrestricted cash and cash equivalents at the end of the quarter, plus $634.6 million of undrawn amount under the revolving credit facility at September 30, 2026.

During the first nine months of 2026, the Company made $1.3 billion of total debt repayments, including repayment of the term loan, Sprott loan, amounts under the revolving credit facility and debt assumed in the Orla business combination.

Subsequent to quarter end, all outstanding 2023 convertible notes, with an aggregate principal amount of $172.5 million, were converted into 28,475,117 common shares.

Continued return of capital to shareholders:

  During the quarter, the Company repurchased 759,000 shares at a cost of approximately $9.0 million under its normal course issuer bid. Year-to-date, as of November 6, 2026, the Company has repurchased 2,370,200 shares at a total cost of approximately $27.7 million.
  Paid cash dividends of $26.3 million, or $0.0225 per share, on September 2, 2026. In August 2026, the Company’s dividend was raised by 50%, from an annualized dividend of $0.06 to $0.09 per share. Year-to-date the Company has distributed $50.0 million in cash dividends to shareholders.
  On November 9, 2026, the Board of Directors approved a quarterly dividend of $0.0225 per share to be paid on December 10, 2026 to shareholders of record at the close of business on November 25, 2026.

The Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and related management’s discussion and analysis (“MD&A”) are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.equinoxgold.com.

Q3 2026 Conference Call Details

The Company will host a conference call and webcast to discuss the results on Tuesday, November 10, 2026 commencing at 10:00am Eastern Time (7:00am Pacific Time; 8:00am Pacific-British Columbia Time).

Conference call

Toll-free in North America: 1-833-461-5787
International callers: +1 585-542-9983
Conference ID: 442 270 292

Webcast login
Equinox Gold | Financials

Qualified Person & Technical Information

The scientific and technical information contained in this news release was approved by Andrew Cormier, Chief Operating Officer for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

Corporate Structure Notice

As part of the Company’s ongoing efforts to simplify its corporate structure following the business combination with Orla, the Company expects to complete an internal corporate reorganization, including an amalgamation of Equinox Gold with certain wholly-owned subsidiaries, on or about January 1, 2027. The reorganization is not expected to affect the Company’s business or operations or its outstanding share capital, and the Company’s name and CUSIP will not change as a result of the reorganization. The common shares will continue to trade on the Toronto Stock Exchange and the NYSE American under the symbol “EQX”.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned as the new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors exposure to a diversified portfolio of gold operations, and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contacts

Etienne Morin, Chief Capital Markets Officer

Ingrid Rico, SVP Capital Markets

E: ir@equinoxgold.com
T: +1 604.260.0516

1 Cash costs per ounce sold, AISC per ounce sold, mine-site free cash flow, adjusted net income, adjusted earnings per share, adjusted EBITDA, and net cash are non-IFRS measures. See “Non-IFRS Measures” and Cautionary Notes.
2 Net Cash excludes the 2023 convertible notes that were redeemed on October 19, 2026. Available liquidity calculated as $527.9 million of cash plus $634.6 million of undrawn amount under the revolving credit facility at September 30, 2026.
3 Non-IFRS financial measure. See “Non-IFRS Measures” in this news release and the related MD&A.

Non-IFRS Measures

In this news release, cash costs, cash costs per oz sold, AISC, AISC per oz sold, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of costs allocated to by-products. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts costs allocated to by-products as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes AISC per oz sold provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Nine months ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating expenses	$503.3	$341.6	$266.0	$1,155.8	$595.3
Costs allocated to by-products	(14.0)	(12.3)	(5.4)	(36.1)	(6.5)
Fair value adjustment on acquired inventories	(76.6)	(4.8)	(26.5)	(85.3)	(28.7)
Non-recurring charges recognized in operating expenses(1)	—	—	—	—	(36.8)
Pre-commercial production and development stage operating expenses(2)	(4.1)	(4.1)	(5.0)	(14.6)	(17.0)
Total cash costs - Continuing Operations	408.6	320.4	229.0	1,019.9	506.4
Total cash costs - Discontinued Operations	—	—	107.6	30.7	299.7
Total cash costs - All Operations	$408.6	320.4	336.6	$1,050.5	806.0

Gold oz sold - Continuing Operations	248,484	177,959	170,193	610,404	351,113
Less: gold oz sold during pre-commercial production period and development stage(2)	(1,398)	(1,517)	(4,527)	(5,208)	(12,461)
Adjusted gold oz sold - Continuing Operations	247,086	176,442	165,666	605,196	338,652
Gold oz sold - Discontinued Operations	—	—	69,119	15,257	185,056
Adjusted gold oz sold - All Operations	247,086	176,442	234,785	620,453	523,708

Cash costs per gold oz sold - Continuing Operations	$1,654	$1,816	$1,383	$1,685	$1,495
Cash costs per gold oz sold - Discontinued Operations	$—	$—	$1,556	$2,010	$1,619
Cash costs per gold oz sold - All Operations	$1,654	$1,816	$1,434	$1,693	$1,539

Total cash costs - Continuing Operations	$408.6	$320.4	$229.0	$1,019.9	$506.4
Sustaining capital	104.2	59.1	55.6	216.4	107.5
Sustaining lease payments	0.3	0.1	0.4	0.6	0.8
Reclamation expense	5.7	4.4	4.4	14.2	10.9
Sustaining exploration expense	0.5	1.4	—	1.9	—
Pre-commercial production and development stage sustaining expenditures(2)	(2.7)	(1.6)	(1.4)	(5.7)	(3.2)
Total AISC - Continuing Operations	516.6	383.8	288.1	1,247.2	622.4
Total AISC - Discontinued Operations	—	—	142.1	37.4	389.6
Total AISC - All Operations	$516.6	383.8	430.3	$1,284.6	1,011.9

AISC per gold oz sold - Continuing Operations	$2,091	$2,175	$1,739	$2,061	$1,838
AISC per gold oz sold - Discontinued Operations	$—	$—	$2,056	$2,452	$2,105
AISC per gold oz sold - All Operations	$2,091	$2,175	$1,833	$2,070	$1,932

(1) Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.

(2) Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were suspended on April 1, 2025 and Valentine results for the period prior to December 2025, when the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Consolidated cash cost per oz sold and AISC per oz sold include results from Musselwhite and Camino Rojo from the date of the Orla Acquisition of July 31, 2026.

Sustaining Capital and Sustaining Expenditures

The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Capital additions to mineral properties, plant and equipment(1)	$247.4	$197.5	$266.9	$612.4	$477.8
Less: Non-sustaining capital at operating sites	(97.9)	(128.6)	(50.1)	(328.9)	(109.1)
Less: Non-sustaining capital associated with pre-commercial production period and development projects(3)	(37.0)	(8.4)	(98.4)	(48.7)	(116.2)
Less: Sustaining capital associated with pre-commercial production period and development projects(3)	(1.3)	(0.2)	—	(1.5)	—
Less: Capital expenditures - corporate	(3.1)	—	—	(3.1)	—
Less: Non-cash additions(2)	(5.3)	(1.1)	(33.6)	(9.4)	(68.0)
Sustaining capital - All Operations	103.0	59.1	84.9	220.7	184.4
Sustaining capital - Discontinued Operations	—	—	29.3	5.6	77.0
Sustaining capital - Continuing Operations	$103.0	$59.1	$55.6	$215.1	$107.4

Sustaining capital - All Operations	$103.0	$59.1	$84.9	$220.7	$184.4
Add: Sustaining lease payments	0.3	0.1	3.6	1.4	8.4
Add: Sustaining reclamation expense	5.7	4.4	6.5	14.5	16.1
Add: Sustaining exploration expense	0.5	1.4	—	1.9	–
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.4)	(1.6)	(1.4)	(4.4)	(3.1)
Sustaining expenditures - consolidated	108.0	63.5	93.7	234.0	205.8
Sustaining expenditures - operating mine sites - Discontinued Operations	—	—	34.6	6.7	89.9
Sustaining expenditures - operating mine sites - Continuing Operations	$108.0	$63.5	$59.1	$227.3	$116.0

(1) Per note 6 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

(3) Relates to Castle Mountain after August 2024 when residual leaching commenced, Los Filos after March 2025 as operations were suspended on April 1, 2025 and Valentine for the period prior to December 2025 after the mine achieved commercial production.

Total Mine-Site Free Cash Flow

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating cash flow before non-cash changes in working capital	$291.7	$272.0	$319.9	$904.7	$519.1
Fair value adjustments on acquired inventories	76.6	4.8	26.5	85.3	28.7
Non-recurring charges recognized in operating expenses(1)	—	—	—	—	36.8
Operating cash flow used by non-mine site activity(2)	245.4	148.9	106.6	632.1	253.4
Cash flow from operating mine sites - All Operations	$613.7	$425.8	$453.1	$1,622.2	$838.0
Cash flow from operating mine sites - Discontinued Operations(3)	$—	$—	$121.9	$20.7	$265.2
Cash flow from operating mine sites - Continuing Operations	$613.7	425.8	331.2	$1,601.4	572.8

Cash flow from operating mine sites - All Operations	$613.7	$425.8	$453.1	$1,622.2	$838.0
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	247.4	197.5	266.9	612.4	477.8
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(46.6)	(9.8)	(132.0)	(62.7)	(184.2)
Less: Capital expenditure from operating mine sites - All Operations	200.8	187.7	134.9	549.6	293.5
Less: Lease payments related to non-sustaining capital items	5.9	7.8	5.1	20.0	15.3
Less: Non-sustaining exploration expense	8.7	6.5	8.9	21.8	12.8
Total mine-site free cash flow before changes in working capital - All Operations	$398.3	$223.7	$304.2	$1,030.8	$516.4
Total mine-site free cash flow before changes in working capital - Discontinued Operations	$—	$—	$90.4	$14.5	$175.4
Total mine-site free cash flow before changes in working capital - Continuing Operations	$398.3	$223.7	$213.7	$1,016.2	$340.9
Increase in non-cash working capital - All Operations	(13.4)	(68.6)	(79.1)	(186.1)	(90.9)
Total mine-site free cash flow after changes in non-cash working capital - All Operations	$384.9	$155.1	$225.1	$844.6	$425.4

(1) Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.

(2) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

EBITDA and Adjusted EBITDA
The following tables provides the calculation of EBITDA and adjusted EBITDA, as calculated by the Company:

	Three months ended			Nine months ended
$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Continuing Operations:
Net income (loss) - Continuing Operations	$68.7	$218.6	$5.8	$474.4	$(101.1)
Income tax expense	111.9	87.0	17.2	325.7	56.8
Depreciation and depletion	177.4	130.3	141.9	423.8	252.0
Finance costs	31.3	12.1	49.4	75.2	139.7
Finance income	(4.4)	(2.7)	(3.2)	(11.3)	(7.4)
EBITDA - Continuing Operations	$384.9	$445.3	$211.1	$1,287.8	$340.0
Non-cash share-based compensation	8.5	2.0	6.5	12.2	13.7
Unrealized (gain) loss on gold contracts	(11.7)	(35.9)	16.5	(58.5)	32.9
Unrealized loss (gain) on foreign exchange contracts	1.6	4.8	(3.3)	17.4	(67.8)
Unrealized foreign exchange gain	(3.2)	(3.7)	(4.8)	(15.7)	(0.8)
Change in fair value of Greenstone Contingent Consideration	5.3	(10.4)	16.4	(1.1)	37.4
Change in fair value of 2025 Convertible Notes conversion option	2.7	(18.6)	18.8	(14.2)	18.8
Change in fair value of Equinox Gold warrant liability	50.0	(13.6)	20.7	34.4	20.7
Net (gain) loss on modification and extinguishment of debt	—	(18.2)	(13.0)	14.4	(13.0)
Other expense (income)	0.6	(2.4)	(11.5)	(0.1)	(9.5)
Transaction and integration costs	17.7	4.2	13.0	22.3	25.3
Fair value adjustments on acquired inventories	76.6	4.8	26.5	85.3	28.7
Non-recurring charges recognized in operating expense(1)	—	—	—	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	0.2	—	17.7
Adjusted EBITDA - Continuing Operations	$533.0	$358.3	$297.1	$1,384.3	$484.2
Adjusted EBITDA - Discontinued Operations	$—	$—	$122.9	$34.2	$276.3
Adjusted EBITDA - All Operations	$533.0	$358.3	$419.9	$1,418.5	$760.5

(1) Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.

Adjusted Net Income and Adjusted EPS

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Nine months ended
$’s and shares in millions	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$68.7	$218.6	$5.8	$474.4	$(101.1)
Add (deduct):
Non-cash share-based compensation	8.5	2.0	6.5	12.2	13.7
Unrealized (gain) loss on gold contracts	(11.7)	(35.9)	16.5	(58.5)	32.9
Unrealized loss (gain) on foreign exchange contracts	1.6	4.8	(3.3)	17.4	(67.8)
Unrealized foreign exchange gain	(3.2)	(3.7)	(4.8)	(15.7)	(0.8)
Change in fair value of Greenstone Contingent Consideration	5.3	(10.4)	16.4	(1.1)	37.4
Change in fair value of 2025 Convertible Notes conversion option	2.7	(18.6)	18.8	(14.2)	18.8
Change in fair value of warrant liability	50.0	(13.6)	20.7	34.4	20.7
Net (gain) loss on modification and extinguishment of debt	—	(18.2)	(13.0)	14.4	(13.0)
Other expense (income)	0.6	(2.4)	(11.5)	(0.1)	(9.5)
Transaction costs	17.7	4.2	13.0	22.3	26.1
Fair value adjustments on acquired inventories	76.6	4.8	26.5	85.3	28.7
Non-recurring charges recognized in operating expense(1)	—	—	—	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	0.2	—	17.7
Non-recurring charge recognized in tax expense	—	—	(7.7)	(1.2)	(1.3)
Income tax impact related to above adjustments	(23.9)	(1.2)	1.9	(30.7)	0.3
Unrealized foreign exchange gain recognized in deferred tax expense	6.4	(7.1)	(15.5)	0.8	(17.4)
Adjusted net income - Continuing Operations	$199.3	$123.3	$70.4	$539.8	$25.6
Adjusted net income - Discontinued Operations	—	—	69.4	16.8	122.9
Adjusted net income - All Operations	$199.3	$123.3	$139.9	$556.6	$148.5

Basic weighted average shares outstanding	1,041.5	790.0	771.3	874.4	576.6
Diluted weighted average shares outstanding	1,048.9	829.9	781.9	914.4	583.6

Adjusted EPS - Continuing Operations
Per share - basic ($/share)	$0.19	$0.16	$0.09	$0.62	$0.04
Per share - diluted ($/share)	$0.19	$0.15	$0.09	$0.59	$0.04

Adjusted EPS - Discontinued Operations
Per share - basic ($/share)	$0.00	$0.00	$0.09	$0.02	$0.21
Per share - diluted ($/share)	$0.00	$0.00	$0.09	$0.02	$0.21

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.19	$0.16	$0.18	$0.64	$0.26
Per share - diluted ($/share)	$0.19	$0.15	$0.18	$0.61	$0.25

(1) Non-recurring charges recognized in operating expenses for the nine months ended September 30, 2025 include a write-down of heap leach ore at Los Filos driven by the suspension of operations on April 1, 2025.

Net Cash (Debt)
A reconciliation of net cash (debt) is provided below.

$’s in millions	September 30, 2026	June 30, 2026	September 30, 2025
Current portion of loans and borrowings	(177.5)	$(29.1)	$(144.3)
Non-current portion of loans and borrowings	(334.5)	(553.9)	(1,482.4)
Total debt	(512.0)	(583.0)	(1,626.7)
Cash and cash equivalents (unrestricted)	527.9	317.8	348.5
Net cash (debt)[1]	$15.9	$(265.2)	$(1,278.2)
2023 convertible notes (converted in October 2026)	148.1	N.A.	N.A.
Net cash (debt) excluding 2023 convertible notes[1]	$164.0	N.A.	N.A.

1 Net debt in the MD&A and financial statements includes convertible notes, whereas the 2023 convertible notes have been excluded from the highlight bullets earlier in this news release since they were redeemed subsequent to the quarter and converted to equity.

Cautionary Notes & Forward-looking Information

This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations regarding its production capabilities, operating performance, growth potential, development projects, future financial performance and shareholder returns, including its ability to generate significant free cash flow and internally fund its organic growth pipeline; expectations regarding operational ramp-up and performance at Greenstone and Valentine, including anticipated improvements in mining performance, mill feed grades and gold production during the remainder of 2026 and into 2027, and the planned commissioning of the Greenstone trommel and its expected effect on mill availability; anticipated full-quarter production contributions from Musselwhite and Camino Rojo; the expected processing throughput, initial capital costs and completion timing of the Valentine Phase 2 expansion; the Company’s ability to achieve its updated consolidated 2026 production and cost guidance; initial capital and the timing of first gold production for South Railroad; opportunities for reserve and resource growth at Musselwhite, development of future ore sources at Nicaragua, and optimization of short-term production and mine-life extension at Mesquite; the timing and payment of the announced December 2026 cash dividend; and the Company’s internal corporate reorganization. Forward-looking Information is typically identified by use of words such as “will”, “growth”, “increase”, “expect”, ”achieve”, “anticipate”, “deliver”, “continue” and “progress” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; continued operational ramp-up and improvements at Greenstone and Valentine, including mine performance, mill feed grades, throughput and recoveries; anticipated production from Musselwhite and Camino Rojo and adherence to mine plans and schedules; commissioning of the Greenstone trommel and anticipated improvements in mill availability; successful completion of the Valentine Phase 2 expansion within its approved capital budget and expected schedule, including availability of power, equipment and personnel, and achievement of planned throughput; timely development and construction of South Railroad, availability of equipment and personnel, and achievement of anticipated development schedules, production rates and mine life; stable gold prices and input costs; availability of funding and sufficient operating cash flow to fund planned capital expenditures and growth projects; accuracy of Mineral Reserve and Mineral Resource estimates; expected ore grades and recoveries; availability of funds and compliance with applicable regulatory requirements for share repurchases and dividends; absence of labour disruptions, material operational interruptions or unplanned delays; productive relationships with workers, unions, Indigenous groups and communities; maintenance of and timely receipt of permits and regulatory approvals; and compliance with environmental and safety regulations. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include certain risks and uncertainties described in the sections titled “Risk Factors” in Equinox Gold’s Management Information Circular dated June 19, 2026, “Risk Factors” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025 and “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the sections titled "Risk Factors" in Orla’s most recently filed MD&A and Annual Information Form which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.